02038276

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E.
6/3/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

For the month of June, 2002

AREL COMMUNICATIONS AND SOFTWARE LIMITED

(Translation of Registrant's name into English)

---

3 Hayarden Street, Yavne, 70600, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

Arel/6k/forms

On June 5, 2001, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Limited

By: ________________________
Izhak Gross
Chairman

Dated: June 6, 2002

Exhibit 1

Arel/6K/Forms

Wednesday June 5, 6:00 am Eastern Time

Press Release

SOURCE: Arel Communications & Software Ltd.

Arel Files Action in Jerusalem District Court

YAVNE, Israel--(BUSINESS WIRE)--June 5, 2002--Arel Communications and Software Ltd. (Nasdaq:ARLC - News), the leading provider of Interactive Distance Learning (IDL) solutions and Enterprise Communications Systems (ECS), announced today that it has commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2COM, LLC) and its shareholders, and certain other named parties.

The lawsuit which seeks various remedies relates to approximately $4 million owed to Arel in connection with Arel's acquisition of W2COM in 2000. Arel has also demanded the return of 1,049,999 shares held in escrow to secure payments owed to Arel.

About Arel Communications and Software

Arel Communications and Software, Ltd., Yavne, Israel and its U.S. subsidiaries, Arel Communications and Software, Inc., and Arel Learning Solutions Inc., (www.arel.net) market the IDEAL family of products, including its innovative Internet Protocol-based Spotlight application. IDEAL is a fully integrated, enterprise-wide, scalable solution that delivers live, interactive training and corporate communications. Arel Spotlight is a browser-based application that offers both on-line (synchronous) and off-line (asynchronous) content on a single platform. Powered by Arel's IDEAL engine, Spotlight integrates authoring and management tools, interactive delivery, evaluation, analysis, tracking and reporting.

Contact:

Arel Communications & Software Ltd.
Izhak Gross, +972-8-9420880
igross@arel.net
or
Zvi Klier, +972-8-9420880
zklier@arel.net
or
Riri Elfassy, +972-8-9420880 ext. 236
relfassy@arel.net

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